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                            January 19, 2022

       David M. Zaslav
       Chief Executive Officer
       Discovery, Inc.
       230 Park Avenue South
       New York, New York 10003

                                                        Re: Discovery, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed December 29,
2021
                                                            File No. 333-261188

       Dear Mr. Zaslav:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 16, 2021 letter.

       Amendment 1 to Form S-4

       Board of Directors and Management of WBD Following the Transactions, page 50

   1. We are considering your response to prior comment 10 and may have further comments.
       Background of the Transactions, page 182

   2. We note your response to prior comment 28. We also note the disclosure on page 185 that between April 10 and
18, the parties reviewed    certain prospective financial information
                                                        with respect to the
WarnerMedia Business.    Please clarify when the parties first
                                                        discussed the
WarnerMedia Business financial projections that are included in the registration statement.
In your disclosure, you should note, as explained in your comment response, that earlier
prospective WarnerMedia Business financial information shared
 David M. Zaslav
Discovery, Inc.
January 19, 2022
Page 2
      with the parties was superseded by the projections that are included in the registration statement and that AT&T instructed Discovery to disregard the earlier projections.
General

3.    We note your assertion that it is    not expected    that AT&T   s
decision to effect the
      distribution of the shares of Spinco common stock solely through a pro rata distribution instead of through an exchange offer would have a material impact on the rights of
      Discovery stockholders. Please provide additional disclosure regarding the reasons for the uncertainty in that statement. Please also disclose whether and how AT&T s decision may have a material impact on Discovery stockholders (aside from an impact on the rights of such stockholders), in particular economically.
        You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Joshua Shainess, Legal Branch Chief, at
(202) 551-7951
with any other questions.



                                                            Sincerely,
FirstName LastNameDavid M. Zaslav
                                                            Division of
Corporation Finance
Comapany NameDiscovery, Inc.
                                                            Office of
Technology
January 19, 2022 Page 2
cc:       Matt Kaplan, Esq.
FirstName LastName